UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 001-15787

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Savings and Investment Plan for Employees of Metropolitan Life and Participating Affiliates

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MetLife, Inc.

200 Park Avenue

New York, New York 10166-0188

Savings and Investment Plan for Employees of

Metropolitan Life and Participating Affiliates

Note: Supplemental schedules not listed are omitted due to the absence of conditions under which they are required

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the

Savings and Investment Plan for Employees of

Metropolitan Life and Participating Affiliates

We have audited the accompanying statements of net assets available for benefits of the Savings and Investment Plan for Employees of Metropolitan Life and Participating Affiliates (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Certified Public Accountants

Tampa, Florida

June 26, 2013

Savings and Investment Plan for Employees of

Metropolitan Life and Participating Affiliates

Statements of Net Assets Available for Benefits

(In thousands)

	As of December 31,
	2012	2011
Assets:
Participant directed investments—at estimated fair value (see Note 3)	$5,594,719	$5,175,212
Notes receivable from participants	79,882	79,549

Total assets	5,674,601	5,254,761

Liabilities:
Accrued investment management fees	1,624	1,495

Net assets available for benefits—at estimated fair value	$5,672,977	$5,253,266

Adjustment from estimated fair value to contract value for fully benefit-responsive investment contracts	(215,402)	(155,161)

Net assets available for benefits	$5,457,575	$5,098,105

See accompanying notes to financial statements.

Savings and Investment Plan for Employees of

Metropolitan Life and Participating Affiliates

Statement of Changes in Net Assets Available for Benefits

(In thousands)

For the Year Ended December 31, 2012
Additions to net assets attributed to:
Contributions:
Participant	$181,499
Employer	74,858
Rollover	8,567

Total contributions	264,924

Interest income on notes receivable from participants	2,491
Interest and dividends	166,540
Net appreciation in estimated fair value of investments (see Note 4)	268,151
Miscellaneous income	236

Total additions	702,342

Deductions from net assets attributed to:
Benefit payments to participants	330,728
Investment management fees	11,098
Administration expenses	527

Total deductions before plan transfers	342,353

Plan transfers into the MetLife Bank 401(k) Plan (see Note 2)	519

Total deductions after plan transfers	342,872

Net increase in net assets	359,470
Net assets available for benefits:
Beginning of year	5,098,105

End of year	$5,457,575

See accompanying notes to financial statements.

Savings and Investment Plan for Employees of

Metropolitan Life and Participating Affiliates

Notes to Financial Statements

1. Description of the Plan

The following description of the Savings and Investment Plan for Employees of Metropolitan Life and Participating Affiliates, as amended and restated (the “Plan”), is provided for general information purposes only. Employees of the Participating Affiliates (as defined below) who participate in the Plan (each such employee, a “Participant”) should refer to the Plan document for a more complete description of the Plan.

General Information

The Plan, a defined contribution plan, became effective on May 1, 1970 and is designed to comply with the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the United States Internal Revenue Code (“IRC”). The administrator of the Plan (the “Plan Administrator”) is Metropolitan Life Insurance Company (the “Company”), which has delegated that duty to one of its officers. Recordkeeping services are performed for the Plan by the Plan’s “Recordkeeper,” a third party unaffiliated with the Company.

The Plan provides the following investment options through participation in various group annuity contracts (each, a “GAC”), which are Company separate account funds, and (for certain Participants) The New England Financial Accumulation Account:

Separate Account Funds	Separate Account(s)
Fixed Income Fund	Separate Accounts #78, #253, #429, and #649 and The New England Financial Accumulation Account
Large Cap Growth Index Fund	Separate Account #611
Large Cap Equity Index Fund	Separate Account # MI
Small Cap Equity Fund	Separate Account #596
International Equity Fund	Separate Account #79
Large Cap Value Index Fund	Separate Account #593
Mid Cap Equity Index Fund	Separate Account # 612
Bond Index Fund	Separate Account # 377

Contributions to the Plan that are directed by Participants into these funds are remitted by the Participating Affiliates (as defined below) to the Plan and allocated in accordance with the elections of the Participants among each investment fund, including the separate account funds.

The Plan also offers Participants the option to invest in a fund holding primarily shares of common stock of MetLife, Inc., the Company’s parent, known as the MetLife Company Stock Fund. The MetLife Company Stock Fund is held in trust by The Bank of New York Mellon Corporation (“BNY Mellon”), as trustee.

A frozen fund (the “RGA Frozen Fund”) was established primarily to hold shares of the Class B common stock of Reinsurance Group of America, Incorporated (“RGA”) issued in connection with the exchange offer of shares of MetLife, Inc. common stock held in the MetLife Company Stock Fund (a “frozen fund” is one into which Participants may neither direct contributions nor transfer balances from any other fund but may make withdrawals or reallocate to other available investment options under the Plan). RGA subsequently reclassified its shares of common stock, including Class B, into a single class. The RGA Frozen Fund is also held in trust by BNY Mellon, as trustee.

The separate account funds and the MetLife Company Stock Fund together constitute the core investment options of the Plan (“Core Funds”). To supplement the Core Funds, the Plan offers to all Participants the ability to transfer funds out of the Core Funds into a Self-Directed Account (“SDA”). The SDA functions in a manner similar to that of a personal brokerage account by providing Participants with direct access to a wide variety of mutual funds that are available to the general public through many mutual fund families. The SDA is held in trust by BNY Mellon, as trustee.

Participants in the former New England Life Insurance Company 401(k) Plan who had amounts invested in The New England Financial Accumulation Account as of December 31, 2000 were permitted to continue their investment in such fund as a frozen Core Fund of the Plan, to the extent they have retained assets in such fund. Such assets are included within the Plan’s Fixed Income Fund.

Savings and Investment Plan for Employees of

Metropolitan Life and Participating Affiliates

Notes to Financial Statements – (Continued)

Participation

Generally, each employee of a Participating Affiliate who is regularly scheduled to work at least 1,000 hours per year is eligible to participate in the Plan on the employee’s date of hire and may immediately make contributions to the Plan, with the exception of certain groups of individuals performing services for the Participating Affiliates (e.g., an individual classified by the Participating Affiliates as a leased employee or independent contractor, an employee participating in or eligible to participate in the New England Agents’ Deferred Compensation Plan and Trust, the New England Agents’ Retirement Plan and Trust, the New England Life Insurance Company 401(k) Savings Plan and Trust, the New England Agency Employees’ Retirement Plan and/or the MetLife Bank 401(k) Plan, an employee in certain collective bargaining units, and individuals hired by a Participating Affiliate as a cooperative student or intern). Generally, each Participant is eligible for Matching Contributions as of the first day of the month following the date the Participant completes one year of service, provided that the Participant makes the minimum contributions to the Plan, as discussed below.

Participant Accounts

The Recordkeeper maintains individual account balances for each Participant. Each participant’s account is credited with contributions, charged with withdrawals, and allocated investment earnings or losses, as provided by the Plan document. A Participant is entitled to the benefits that generally are equal to the Participant’s vested account balance determined in accordance with the Plan document and as described below.

The following entities comprise the Participating Affiliates as of December 31, 2012: the Company, MetLife Group, Inc., Metropolitan Property and Casualty Insurance Company, MetLife Funding, Inc., MetLife Credit Corp., MetLife Securities, Inc., MetLife Insurance Company of Connecticut and SafeGuard Health Plans, Inc. (“SafeGuard”), a California corporation (collectively, “Participating Affiliates”).

Contributions

Contributions consist of (i) Participant contributions and (ii) the contributions by each Participating Affiliate that are matching contributions on a portion of the Participants’ contributions (“Matching Contributions”), each as described below. A Participant may contribute from 3% to 45% of eligible compensation, as defined in the Plan, subject to the limitations described below on Highly Compensated Employees as defined below. Contributions of the Participants and Matching Contributions are credited to the Core Funds in the manner elected by the Participants and as provided by the Plan. New Matching Contributions are suspended for six months if Matching Contributions are withdrawn by a Participant.

Under the IRC, a Participant who earned in excess of a specified dollar threshold during the preceding plan year ($115 thousand during 2011 for the 2012 plan year) is a Highly Compensated Employee. A Participant who is not a Highly Compensated Employee may contribute up to 45% of eligible compensation, on a before-tax 401(k), Roth 401(k) and/or after-tax basis, subject to certain IRC and Plan-imposed limitations. Each Highly Compensated Employee may elect to make before-tax 401(k) and/or Roth 401(k) contributions up to an aggregate maximum of 10% of such employee’s eligible compensation. If such an employee makes after-tax employee contributions, the aggregate percentage of all such contributions may not exceed 13% of such employee’s eligible compensation. In addition, a Participant’s combined before-tax 401(k) and/or Roth 401(k) contributions were not permitted to exceed the IRC-imposed limitation of $17 thousand for the plan year ended December 31, 2012. Participants who were age 50 or older during the plan year were permitted to make additional catch-up contributions (up to $5.5 thousand for the year ended December 31, 2012) in excess of such IRC-imposed limitation.

During 2012 and 2011, each of the Participating Affiliates made a Matching Contribution equal to the sum of (i) 100% of the Participant’s contributions that did not exceed 3% of the Participant’s eligible compensation, and (ii) 50% of the Participant’s contributions that were in excess of 3% of the Participant’s eligible compensation but did not exceed 5% of the Participant’s eligible compensation. Subject to the approval of the Plan Administrator, Participant’s may also rollover into the Plan amounts representing distributions from eligible retirement plans such as individual retirement accounts (“IRAs”) (to the extent that the Participant did not make nondeductible contributions) or tax qualified defined benefit plans and tax qualified defined contribution plans. A “rollover” occurs when a Participant transfers funds distributed from an eligible retirement plan into the Plan.

Savings and Investment Plan for Employees of

Metropolitan Life and Participating Affiliates

Notes to Financial Statements – (Continued)

Withdrawals and Distributions

A Participant may request withdrawals from the Plan under the conditions set forth in the Plan document. Distributions from the Plan are generally made upon a Participant’s or beneficiary’s request in connection with his or her retirement, death, or other termination of employment from a Participating Affiliate, or receipt of disability benefits for more than 24 months.

Vesting

Participant contributions vest immediately. Matching Contributions become fully vested upon the Participant’s completion of five years of service in accordance with a five-year graded vesting schedule, as well as upon the occurrence of the events triggering acceleration of vesting described below. A Participant becomes 25% vested after the completion of two years of service, and then increases his or her vested percentage by an additional 25% per year for each additional year of completed service, until the Participant is 100% vested in the Plan after five years of completed service. In addition, a Participant becomes fully vested when the Participant (i) attains age 55, (ii) dies, (iii) terminates employment with eligibility under the MetLife Plan for Transition Assistance for Officers or the MetLife Plan for Transition Assistance (which covers non-officer level employees), or (iv) has been receiving disability benefits for more than 24 months after the date of his or her initial disability payment. For purposes of (ii) of the preceding sentence, a Participant who dies during a military absence while performing qualified military service (as defined in the IRC) is fully vested at death.

Forfeited Accounts

A Participant forfeits non-vested employer Matching Contributions upon the earlier of (i) the date the Participant receives a distribution of the vested portion of his or her account balance (subject to the right of restoration described below), or (ii) the occurrence of five consecutive one-year periods of severance (a “period of severance” is a twelve-month period during which the Participant has not been credited with a single hour of service). If a Participant who has forfeited non-vested employer Matching Contributions (in accordance with (i) of the preceding sentence) is rehired by a company in the Company’s controlled group (as defined in the IRC), such Participant has the right to have the forfeited portion of Matching Contributions restored to his or her account, if such Participant repays to the Plan any before-tax 401(k) savings contributions previously distributed prior to the earlier of (i) five years after the date such Participant is rehired, or (ii) the close of a period of severance equal to at least five consecutive years commencing after such Participant received a distribution of his or her vested Matching Contributions. Employer Matching Contribution forfeitures are held in the General Account Fund and are used either to reduce future Matching Contributions, to pay certain Plan administrative expenses, and/or restore previously forfeited balances (as described above).

The Plan’s General Account Fund was established solely to track the activity of forfeitures. At December 31, 2012 and 2011, the balance of the Plan’s General Account Fund was $1,605 thousand and $364 thousand, respectively. For the year ended December 31, 2012, forfeited non-vested Matching Contributions totaled $1,379 thousand. During the year ended December 31, 2012, $140 thousand from the General Account Fund were used to reduce employer Matching Contributions, to pay certain administrative expenses, or restore previously forfeited balances of partially vested Participants who were re-employed. During the year ended December 31, 2012, forfeitures earned $3 thousand in investment earnings.

Notes Receivable from Participants

A Participant may borrow from his or her account up to a maximum of $50 thousand (reduced by the highest outstanding balance of loans in his or her defined contribution plan account(s) during the one-year period ending the day before the date a loan is to be made) or 50% of the Participant’s account balance (reduced by outstanding loans on the date of the loan), whichever is less. Such loans are secured by the balance in the Participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed, as determined quarterly by the Plan Administrator. The principal of and interest on the loans are paid ratably through payroll deductions. Loan repayments are made to Core Funds in accordance with the Participant’s contribution investment allocation at the time of repayment.

Savings and Investment Plan for Employees of

Metropolitan Life and Participating Affiliates

Notes to Financial Statements – (Continued)

Plan Amendments

For the years ended December 31, 2012 and 2011, the following material Plan amendments were adopted and became effective:

Effective January 1, 2012, the Plan was amended to remove the feature that allowed Participants to contribute a percentage of their Annual Variable Incentive Plan payments that is different from the percentage of other compensation they have elected to contribute to the Plan.

Effective January 1, 2012, the Plan was amended to provide that employees who are residents of Puerto Rico are no longer permitted to contribute into the Plan as of January 1, 2012 and the account balances of such Participants are fully vested as of December 31, 2011.

Effective January 1, 2012, the Plan was amended to permit a Participant who experiences a termination of employment to make partial prepayments of an outstanding loan.

Effective January 1, 2012, the Plan was amended to provide for the default of a loan of a Participant who terminates employment upon the earlier of the end of the quarter in which the termination occurs or the date the participant receives a complete account distribution.

Effective January 1, 2012, the Plan was amended to permit the suspension of loan repayments for up to one year for Participants who are on employer-approved leaves of absence.

Effective September 14, 2011, the Plan was amended to clarify that compensation paid to commissioned employees is recognized for all purposes under the Plan including determining Participant Contributions only as of the date it is paid to the employee and any offsets or charge-backs against such employees’ compensation reduces the amount of compensation recognized under the Plan.

Effective January 10, 2011, the Plan was amended to permit continuation of outstanding loan repayments by Participants transferred to Group Health & Benefits Administrators, Inc. in connection with the outsourcing of the employment functions performed by such Participants.

Effective January 1, 2011, the Plan was amended to clarify that compensation paid to salaried employees is recognized for all purposes under the Plan including determining Participant Contributions only as of the date it is paid to the employees.

Effective January 1, 2011, the Plan was amended to reflect various statutory changes under Puerto Rican law impacting the provisions of the Plan which involve Puerto Rican Participants.

Effective January 1, 2011, in connection with the establishment of the MetLife Bank 401(k) Plan, the Plan was amended as follows: the definition of eligible compensation for MetLife Bank commissioned employees was deleted and employees eligible to participate in or participating in the MetLife Bank 401(k) Plan were excluded from the definition of eligible employee; MetLife Bank was removed as a Participating Affiliate; any employee of a Participating Affiliate who becomes an employee of MetLife Bank shall become fully vested in his or her company Matching Contributions, notwithstanding the otherwise applicable vesting schedule; and any Participant who becomes an employee of MetLife Bank shall be permitted to make an elective plan transfer to the MetLife Bank 401(k) Plan.

In addition, as a result of a legislative change, the Plan was amended, effective January 1, 2011, to permit a Participant to elect to make a direct rollover of that portion of his or her account balance consisting of Roth 401(k) contributions and Roth rollover and transfer amounts to a Roth 457 account.

Savings and Investment Plan for Employees of

Metropolitan Life and Participating Affiliates

Notes to Financial Statements – (Continued)

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

The preparation of financial statements in conformity with GAAP requires management of the Plan to adopt accounting policies and make estimates and assumptions that affect amounts reported in the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment vehicles, including insurance company general and separate accounts, mutual funds and the MetLife Company Stock Fund. Such investments, in general, are exposed to various risks, such as overall market volatility, interest rate risk, and credit risk. Volatility in interest rates, as well as the equity and credit markets, could materially affect the value of the Plan’s investments as reported in the accompanying financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are reported at estimated fair value. The fully benefit-responsive investments with the Company (see Note 6) are reported at estimated fair value and then adjusted to contract value as a single amount reflected separately in the statements of net assets available for benefits. The statement of changes in net assets available for benefits, as it relates to these fully benefit-responsive investments, is presented on a contract value basis.

Participant directed investments are measured at estimated fair value in the Plan’s financial statements. In addition, the notes to these financial statements include further disclosures of estimated fair values. The Plan defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market Participants on the measurement date. In most cases, the exit price and the transaction (or entry) price will be the same at initial recognition. Subsequent to initial recognition, fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets that are readily and regularly obtainable. When such quoted prices are not available, fair values are based on quoted prices in markets that are not active, quoted prices for similar but not identical assets or liabilities, or other observable inputs. If these inputs are not available, or observable inputs are not determinative, unobservable inputs and/or adjustments to observable inputs requiring the judgment of Plan management are used to determine the fair value of assets and liabilities.

Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded as earned. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Contributions and Withdrawals

Contributions are recognized when due. Withdrawals and distributions are recognized when incurred.

Notes Receivable from Participants

Notes receivable from Participants are measured at their unpaid principal balance plus any accrued unpaid interest. Defaulted loans are treated as deemed distributions based upon the terms of the Plan documents.

Payment of Benefits

Benefit payments to Participants are recorded when paid. Amounts allocated to accounts of Participants who have elected to withdraw from the Plan but have not yet been paid were $2,097 thousand and $1,684 thousand at December 31, 2012 and 2011, respectively.

Savings and Investment Plan for Employees of

Metropolitan Life and Participating Affiliates

Notes to Financial Statements – (Continued)

Plan Transfers into the MetLife Bank 401(k) Plan

As of December 31, 2012, Participants rolled over a total of $519 thousand from the Plan to the MetLife Bank 401(k) Plan.

Excess Contributions Payable

The Plan is required to return contributions received during the Plan year in excess of IRC limits applicable to such contributions.

Investment Management Fees and Operating Expenses

Investment management fees are paid out of the assets of the Core Funds and the RGA Frozen Fund and are recognized as expenses of the Plan. Investment management fees charged to the Plan for investments in the mutual funds held in the SDA are deducted from income earned on a daily basis and is not separately reflected. Consequently, investment management fees are reflected as a reduction of return on such investments. As provided in the Plan document, non-investment related expenses are paid by both the Company and the Plan.

Adoption of New Accounting Pronouncement

Effective January 1, 2012, the Plan adopted new guidance regarding fair value measurements that establishes common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP and International Financial Reporting Standards. Some of the new guidance clarifies the Financial Accounting Standards Board’s (“FASB”) intent on the application of existing fair value measurement requirements. Other parts of the new guidance change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The adoption of this new guidance did not have a material impact on the Plan’s financial statements.

3. Investments

The Plan’s investments were as follows:

	As of December 31,
	2012		2011
	(In thousands)
Fixed Income Fund (including The New England Financial Accumulation Account)	$3,256,494	*	$3,096,579	*
Large Cap Growth Index Fund (formerly the Equity Fund)	520,643	*	468,133	*
Large Cap Equity Index Fund (formerly the Common Stock Index Fund)	459,583	*	409,042	*
Small Cap Equity Fund (formerly the Blended Small Company Stock Fund)	382,335	*	362,654	*
International Equity Fund	344,147	*	302,286	*
Large Cap Value Index Fund (formerly the Value Equity Fund)	189,356		159,967
Mid Cap Equity Index Fund	102,896		77,756
Bond Index Fund	89,035		54,559
MetLife Company Stock Fund	207,640		203,359
SDA	40,695		40,168
General Account Fund **	1,605		364
RGA Frozen Fund	290		345

Total investments	$5,594,719		$5,175,212

*	Represents 5% or more of the net assets available for benefits.
**	Designed to hold Plan forfeitures.

Savings and Investment Plan for Employees of

Metropolitan Life and Participating Affiliates

Notes to Financial Statements – (Continued)

4. Net Appreciation in Estimated Fair Value of Investments

The Plan’s net appreciation in estimated fair value of investments (including realized and unrealized gains and losses) was as follows for the year ended December 31, 2012:

For the Year Ended December 31, 2012
(In thousands)
Separate accounts (including Fixed Income Fund)	$252,195
MetLife Company Stock Fund	12,350
SDA	3,596
RGA Frozen Fund	10

Net appreciation in estimated fair value of investments	$268,151

5. Fair Value Measurements

When developing estimated fair values, the Plan considers three broad valuation techniques: (i) the market approach, (ii) the income approach, and (iii) the cost approach. The Plan determines the most appropriate valuation technique to use, given what is being measured and the availability of sufficient inputs, giving priority to observable inputs. The Plan categorizes its assets and liabilities measured at estimated fair value into a three-level hierarchy, based on the significant input with the lowest level in its valuation. The input levels are as follows:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities. The Plan defines active markets based on average trading volume for equity securities. The size of the bid/ask spread is used as an indicator of market activity for fixed maturity securities.

Level 2	Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. These inputs can include quoted prices for similar assets or liabilities other than quoted prices in Level 1, quoted prices in markets that are not active, or other significant inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and are significant to the estimated fair value of the assets or liabilities. Unobservable inputs reflect the reporting entity’s own assumptions about the assumptions that market Participants would use in pricing the asset or liability.

The estimated fair value of the Plan’s interests in the Core Funds, other than the Fixed Income Fund and the MetLife Company Stock Fund, is determined by reference to the underlying assets of the respective separate accounts. The underlying assets of each respective separate account, which are principally comprised of cash investments and marketable equity and fixed income securities, reflect accumulated contributions, dividends and realized and unrealized investment gains or losses apportioned to such contributions, less withdrawals, distributions, loans to Participants, allocable expenses relating to the purchase, sale and maintenance of the assets, and an allocable part of investment-related expenses. The estimated fair value of the underlying assets in each separate account is expressed in the form of a unit value for each respective separate account. Unit values are calculated and provided daily by the Company and represent the price at which Participant-directed contributions and transfers are effected.

The estimated fair value of the funds held in the SDA is determined by reference to the underlying shares of the publicly available mutual funds, other than the Core Funds, held within each Participant’s respective account. Such estimated fair value is based on the net asset value published by the respective fund managers on the applicable reporting date.

Savings and Investment Plan for Employees of

Metropolitan Life and Participating Affiliates

Notes to Financial Statements – (Continued)

The Fixed Income Fund is comprised of a fully benefit-responsive investment with the Company (see Note 6). Except for The New England Financial Accumulation Account, the Fixed Income Fund is backed by a portfolio of assets allocated among several separate accounts with the Company. The estimated fair value of the Fixed Income Fund (excluding The New England Financial Accumulation Account) was determined by reference to the underlying assets of the separate accounts in a manner consistent with that for the other separate accounts that constitute the Core Funds, as described above. Unit values for the separate accounts backing the Fixed Income Fund, as determined daily, represent the price at which allocated contributions and transfers are effected for purposes of determining the estimated fair value of the Fixed Income Fund (excluding The New England Financial Accumulation Account). The estimated fair value of The New England Financial Accumulation Account is calculated by discounting the contract value which is payable in ten annual installments upon termination of the underlying contract using the yield of the Moody’s Baa Industrial Bond Index on the appropriate valuation dates.

The estimated fair values of the MetLife Company Stock Fund and the RGA Frozen Fund, which are funds available exclusively to Participants, are determined by the price of MetLife, Inc. common stock and RGA common stock, respectively, each of which is traded on the New York Stock Exchange.

Funds held in the Plan’s General Account Fund are invested through an investment contract with the Company. Amounts are stated at the aggregate amount of accumulated transfers of forfeited non-vested account balances and interest earned thereon, less withdrawals to reduce employer Matching Contributions or pay certain Plan administrative expenses, as discussed above. Amounts are available for withdrawal to reduce employer Matching Contributions or pay administrative expenses at any time. Interest crediting rates are reviewed for reset quarterly by the Company and interest is credited periodically in a manner consistent with the Company’s general practices for allocating such income. Accordingly, the stated carrying value approximates the estimated fair value.

The assets measured at estimated fair value on a recurring basis are determined as previously described in this Note. For the years ended December 31, 2012 and 2011, there were no significant transfers between levels. These estimated fair values and their corresponding fair value hierarchy are summarized as follows:

		Estimated Fair Value Measurements at December 31, 2012
	Total Estimated Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In thousands)
Investments in separate accounts — fixed income securities:
Separate Accounts — 78, 253, 429 & 649 [1]	$3,012,852	$—	$3,012,852	$—
The New England Financial Accumulation Account [2]	243,642	—	243,642	—
Investments in separate accounts — equity securities:
Large Cap Growth Index Fund [3]	520,643	—	520,643	—
Large Cap Equity Index Fund [4]	459,583	—	459,583	—
Small Cap Equity Fund [5]	382,335	—	382,335	—
International Equity Fund [6]	344,147	—	344,147	—
Large Cap Value Index Fund [7]	189,356	—	189,356	—
Mid Cap Equity Index Fund [8]	102,896	—	102,896	—
Bond Index Fund [9]	89,035	—	89,035	—
MetLife Company Stock Fund	207,640	—	207,640	—
SDA	40,695	—	40,695	—
General Account Fund	1,605	—	1,605	—
RGA Frozen Fund	290	—	290	—

Total investments	$5,594,719	$—	$5,594,719	$—

Savings and Investment Plan for Employees of

Metropolitan Life and Participating Affiliates

Notes to Financial Statements – (Continued)

		Estimated Fair Value Measurements at December 31, 2011
	Total Estimated Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In thousands)
Investments in separate accounts — fixed income securities:
Separate Accounts — 78, 253, 429 & 649 [1]	$2,862,059	$—	$2,862,059	$—
The New England Financial Accumulation Account [2]	234,520	—	234,520	—
Investments in separate accounts — equity securities:
Large Cap Growth Index Fund [3]	468,133	—	468,133	—
Large Cap Equity Index Fund [4]	409,042	—	409,042	—
Small Cap Equity Fund [5]	362,654	—	362,654	—
International Equity Fund [6]	302,286	—	302,286	—
Large Cap Value Index Fund [7]	159,967	—	159,967	—
Mid Cap Equity Index Fund [8]	77,756	—	77,756	—
Bond Index Fund [9]	54,559	—	54,559	—
MetLife Company Stock Fund	203,359	—	203,359	—
SDA	40,168	—	40,168	—
General Account Fund	364	—	364	—
RGA Frozen Fund	345	—	345	—

Total investments	$5,175,212	$—	$5,175,212	$—

[1]	A fixed income fund that pays a credited rate, reset periodically and backed by diversified investment portfolios consisting of fixed income securities.
[2]	An investment consisting of a credited rate reset periodically and backed by a diversified investment portfolio of MetLife, Inc.’s General Account.
[3]	A diversified investment portfolio consisting of domestic equity securities with relatively large market capitalizations that exhibit signs of above average sales and earnings growth.
[4]	A diversified investment portfolio consisting of domestic equity securities with relatively large market capitalizations and no particular bias towards either value or growth.
[5]	A diversified investment portfolio consisting of domestic equity securities with relatively small market capitalizations and no particular bias towards either value or growth.
.[6]	A diversified investment portfolio consisting of international equity securities with relatively large market capitalizations and no particular bias towards either value or growth.
[7]	A diversified investment portfolio consisting of domestic equity securities with relatively large market capitalizations and low price to book and price to earnings ratios.
[8]	A well diversified investment portfolio consisting of domestic equity securities with relatively middle market capitalizations and no particular bias towards either value or growth.
[9]

A well diversified investment portfolio generally consisting of investment-grade fixed income securities with varying maturities invested across diverse asset sectors such as government, corporate, and structured finance.

Savings and Investment Plan for Employees of

Metropolitan Life and Participating Affiliates

Notes to Financial Statements – (Continued)

6. Fully Benefit-Responsive Investments with the Company

The Plan has investments with the Company that are considered fully benefit responsive under U.S. GAAP. Accordingly, these investments are included in the Plan’s financial statements at estimated fair value and then adjusted to contract value as a single amount reflected separately in the statements of net assets available for benefits reported to the Plan by the Company. Contract value represents contributions directed to the investments plus interest credited less Participant withdrawals and expenses. Participants may direct withdrawals for benefit payments and loans or transfer all or a portion of their investment to other investments offered under the Plan at contract value. The crediting interest rate is based on a formula agreed upon by the Company and is reviewed quarterly for resetting, but may not be less than zero.

Assets held in these investments, except for The New England Financial Accumulation Account, are invested in various separate accounts. The contract value for these investments is determined using the annual crediting rate irrespective of the actual performance of the underlying separate account. The crediting interest rate for Plan Participants and average yield for these investments with the Company was 3.63% and 4.18% for the years ended December 31, 2012 and 2011, respectively. The contract value was $2,802,335 thousand and $2,703,770 thousand at December 31, 2012 and 2011, respectively. The estimated fair market value of the separate accounts underlying the contract value of these investments, as described in Note 5, was $3,012,852 thousand and $2,862,059 thousand at December 31, 2012 and 2011, respectively. Upon termination of one of these investments by the Plan, proceeds would be paid to the Plan, for the benefit of the Participants, at the greater of the contract value or the estimated fair market value.

Assets held in The New England Financial Accumulation Account are invested in the general account of the Company. Accordingly, no quoted market valuation is readily available. The crediting interest rate for Participants and average yield for The New England Financial Accumulation Account was 5.10% and 4.85% for the years ended December 31, 2012 and 2011, respectively. This account had a contract value of $238,758 thousand and $237,648 thousand at December 31, 2012 and 2011, respectively. The estimated fair market value of this account was $243,642 thousand and $234,520 thousand as of December 31, 2012 and 2011, respectively. The estimated fair market value is presented for measurement and disclosure purposes. Upon termination of the underlying contract by the Plan, proceeds will be paid for the benefit of the Participants at the contract value determined on the date of termination in ten equal annual installments plus additional interest credited.

The fully benefit-responsive investments have certain restrictions. For example, a partial plan termination or meaningful divestitures are events that could result in such restrictions that may affect the ability of the Plan to collect the contract value. Plan management believes that the occurrence of events that would cause the Plan to enter into transactions at less than contract value is not probable. The Company may not terminate the contract at any amount less than the contract value.

While the Plan may elect to do so at any time, it does not currently intend to terminate any of the contracts underlying these investments. There are no reserves against the reported contract value for credit risk of the Company, as the issuer of the contracts that constitute these fully benefit-responsive investments.

7. Related-Party Transactions

The Company is the sponsor of the Plan and, therefore, the Company and the Plan are related parties. As a result, transactions between the Plan and the Company qualify as party-in-interest transactions as that term is defined under ERISA. Certain Plan investments include separate accounts managed by the Company. Excluding the Fixed Income Fund, the balance of these investments was $2,087,995 thousand and $1,834,397 thousand at December 31, 2012 and 2011, respectively. Total net appreciation, including realized and unrealized gains and losses, for these investments was $252,180 thousand for the year ended December 31, 2012. During the year ended December 31, 2012, the Company received $3,661 thousand from the Plan for investment management fees.

Plan investments in the Fixed Income Fund, except for The New England Financial Accumulation Account, include separate accounts underlying these investments with the Company (see Note 6) which are also managed by the Company. The estimated fair value of these investments was $ 3,012,852 thousand and $2,862,059 thousand at December 31, 2012 and 2011, respectively. Total investment income was $105,647 thousand for the year ended December 31, 2012. During the year ended December 31, 2012, the Company received investment management fees of $6,998 thousand from these separate accounts.

Plan investments also include The New England Financial Accumulation Account which is also managed by the Company. The estimated fair value of this investment was $243,642 thousand and $234,520 thousand at December 31, 2012 and 2011, respectively. Total investment income was $11,888 thousand for the year ended December 31, 2012.

Savings and Investment Plan for Employees of

Metropolitan Life and Participating Affiliates

Notes to Financial Statements – (Continued)

At December 31, 2012 and 2011, the Plan held 6,296,440 and 6,505,463 shares, respectively, of common stock of MetLife, Inc. in the MetLife Company Stock Fund with a cost basis of $224,448 thousand and $232,865 thousand, respectively. During the year ended December 31, 2012, the Plan recorded dividend income on MetLife, Inc. common stock of $4,614 thousand.

Certain Participants, who are also employees of the Participating Affiliates, perform non-investment related services for the Plan. None of these employees or the Participating Affiliates receives compensation from the Plan in exchange for these services.

8. Termination of the Plan

While the Participating Affiliates intend that the Plan be permanent, each of the Participating Affiliates (with respect to its respective employees) has the right to discontinue their participation in the Plan. In the event of such termination, each Participant employed by a terminating Participating Affiliate would be fully vested in Matching Contributions made to the Plan, and would have a right to receive a distribution of his or her interest, in accordance with the provisions of the Plan.

9. Federal Income Tax Status

The United States Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated May 23, 2002 that the Plan was designed in accordance with the applicable requirements of the IRC. The Plan has been amended and restated since receiving such determination letter. The Plan Administrator believes that the Plan is designed and currently being operated in material compliance with the applicable requirements of the IRC and the Plan document, and continues to be tax-exempt under the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements for the year ended December 31, 2012.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits of the Plan in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

10. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits between the financial statements and the Form 5500, Schedule H, Part I, Line 1l, Asset and Liability Statement, as of December 31, 2012 and 2011:

	As of December 31,
	2012	2011
	(In thousands)
Net assets available for benefits per the financial statements	$5,457,575	$5,098,105
Benefits payable	(2,097)	(1,684)
Certain deemed distributions of Participant loans	(3,132)	(1,042)

Net assets per Form 5500, Schedule H, Part I, Line 1l	$5,452,346	$5,095,379

Savings and Investment Plan for Employees of

Metropolitan Life and Participating Affiliates

Notes to Financial Statements – (Concluded)

The following is a reconciliation of increase in net assets per the financial statements to net gain per Form 5500, Schedule H, Part II, Line 2k, Income and Expense Statement, for the year ended December 31, 2012:

For the Year Ended December 31, 2012
(In thousands)
Increase in net assets per the financial statements	$359,470
Plus Plan transfers into the MetLife Bank 401(k) Plan	519
Benefits payable at December 31, 2012	(2,097)
Benefits payable at December 31, 2011	1,684
Current year cumulative deemed distributions	(3,132)
Prior year cumulative deemed distributions	1,042

Net income per Form 5500, Schedule H, Part II, Line 2k	$357,486

11. Subsequent Events

In May 2013, the Board of Directors of MetLife Bank, National Association and the Management of the Company approved the merger of the MetLife Bank 401(k) Plan into the Plan, effective July 16, 2013.

Savings and Investment Plan for Employees of

Metropolitan Life and Participating Affiliates

Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year)

As of December 31, 2012

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost***	(e) Current value
				(In thousands)
*	Metropolitan Life Insurance Company	Fully Benefit-Responsive Investments **:
		GAC #11557 — SA 78	***	$521,804
		GAC #24888 — SA 253	***	524,746
		GAC #28894 — SA 429	***	1,210,093
		GAC #32359 — SA 649	***	756,209
		GAC #25767 (The New England Financial Accumulation Account)	***	243,642

		Total assets in fully benefit-responsive investments — Fixed Income Fund		3,256,494

*	Metropolitan Life Insurance Company	Separate Account Funds:
		Large Cap Growth Index Fund — 611 (GAC #32098)	***	520,643
		Large Cap Equity Index Fund — MI (GAC #8550)	***	459,583
		Small Cap Equity Fund — 596 (GAC #29962)	***	382,335
		International Equity Fund — 79 (GAC #8550)	***	344,147
		Large Cap Value Index Fund — 593 (GAC #29958)	***	189,356
		Mid Cap Equity Fund — 612 (GAC #32099)	***	102,896
		Bond Index Fund — 377 (GAC #32100)	***	89,035

		Total assets held for investment in separate account funds		2,087,995

*	Metropolitan Life Insurance Company Various Participants	MetLife Company Stock Fund	***	207,640
		SDA (GAC #25767)	***	40,695
*	Metropolitan Life Insurance Company	General Account Fund — Forfeiture Account	***	1,605
		RGA Frozen Fund	***	290

		Participant-directed investments **		5,594,719
*	Various Participants	Participating loans (maturing through 2028 with interest rates from 3.25% to 10.25%)	***	79,882
		Adjustment from estimated fair value to contract value for fully benefit-responsive investment contracts		(215,402)

		Assets available for benefits		$5,459,199

*	The Company is a party-in-interest that is permitted to engage in these transactions.
**	Value at estimated fair value.
***	Cost has been omitted with respect to Participant-directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Savings and Investment Plan for Employees of Metropolitan Life and Participating Affiliates

By:	/s/ Mark J. Davis
Name: Mark J. Davis
Title: Plan Administrator

Date: June 27, 2013

EXHIBIT INDEX

Exhibit Number	Exhibit Name

23.1	Consent of Independent Registered Public Accounting Firm